Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:     Yadkin Financial Corporation
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed January 19, 2013
File No. 333-186099

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Yadkin Financial Corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-186099) initially filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2013, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the securities being registered on the Form S-1 can now be sold by the selling shareholder under Rule 144. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Neil Grayson of Nelson Mullins Riley & Scarborough LLP at (864) 250-2235 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Jan H. Hollar

Jan H. Hollar
Chief Financial Officer